MDS Inc. 2810 Matheson Blvd. East Suite 500 Mississauga, ON L4W 4X7 Canada www.mdsinc.com	Tel: 905-267-4222
Telephone: 905-267-4222 ext. 32230 Fax: 905-267-4277 Email: zelia.dossantos@mdsinc.com

December 17, 2009

All Securities Commissions
Toronto Stock Exchange

Dear Sirs:

RE:	MDS INC. Annual and Special Meeting of Shareholders

We wish to advise you of the following dates with respect to our upcoming meeting of shareholders:

Meeting Type:	Annual and Special
Meeting Date:	March 11, 2010
Record Date for Notice:	January 11, 2010
Record Date for Voting:	January 11, 2010
Beneficial Determination Date:	January 11, 2010
Securities entitled to receive Notice of, and Vote at the meeting:	Common
CUSIP Number:	55269P302

Yours truly,

MDS INC.

/s/ Zelia dos Santos

Zélia dos Santos
Manager, Corporate Compliance /
  Corporate and Securities Law Clerk